FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

The following text summarizes the significant event of disclosures filed by Metro Pacific Investments Corporation ("MPIC"), a subsidiary of First Pacific Company Limited, with the Philippine Stock Exchange on the SEC Form 17-C on 21 December 2006

Metro Pacific Investments Corporation ("MPIC") ("PSE: MPI") today announced that its subsidiary, Metro Pacific Corporation ("MPC") will sell its 2,531,843,830 common shares, representing approximately 83.7% of the capital stock of shipping company Negros Navigation Company Inc. ("Nenaco") to Negros Holdings and Management Corporation, a company owned by members of Nenaco's existing management team led by Sulficio O. Tagud, Jr., Chairman of the Board of Nenaco.

The transaction will generate cash for MPC and result in MPC becoming a minority shareholder in Nenaco with approximately 15.3% of Nenaco's common shares in issue and Pesos 100 million worth of preferred shares. In addition, MPC will remain one of Nenaco's significant creditors with Pesos 119 million in current receivables and Pesos 211 million long-term receivables under Nenaco's court-approved Rehabilitation Plan. MPC will deconsolidate Nenaco from its accounts effective 31st December 2006.

The Board of Directors of Nenaco will be reorganized to reflect the new shareholding structure. Mr. Sulficio O. Tagud will resign from the Boards of both MPC and MPIC effective immediately. Mr. Augusto P. Palisoc Jr. will also resign as President of Nenaco effective immediately.

"We are pleased to do this transaction with the management of Nenaco, who have toiled long and hard to keep the company going amidst difficult industry conditions. We are confident that under its committed and capable leadership, Nenaco will successfully complete its rehabilitation. As a continuing shareholder and creditor, we are committed to working with our new partners, and other stakeholders, to continue to restore the company to good health," said Jose Ma. K. Lim, MPIC President and CEO.

Publication: South China Morning Post **Date:** 22 December 2006 1/2 (82-83)
Page: Classified 6 + 7 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

ANNOUNCEMENT

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, CITYAXIS HOLDINGS LIMITED (FORMERLY KNOWN AS ISG ASIA LIMITED)

DISCLOSEABLE TRANSACTION
DISTRIBUTION IN SPECIE

DESPATCH OF CIRCULAR

Reference is made to the Company's announcement dated 24 August 2006. That announcement announced that Indofood, a 51.5% owned subsidiary of the Company, had entered into a conditional sale and purchase agreement with CityAxis (formerly known as ISG Asia Limited) relating to the proposed separate listing of Indofood's EOF Business on the SGX-ST Mainboard. The transaction contemplated that the proposed separate listing would be achieved by the reverse takeover of CityAxis, which is currently listed on the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System, and the subsequent transfer of the listing of CityAxis to the SGX-ST Mainboard.

The Company's announcement dated 24 August 2006 stated that the provisions of Practice Note 15 of the Listing Rules would apply to the proposed separate listing of the EOF Business and that the transactions contemplated by the Injection Agreement may also constitute possible notifiable transactions under Chapter 14 of the Listing Rules and may require shareholders' approval. The Company's 24 August 2006 announcement also stated that an application in compliance with Practice Note 15 of the Listing Rules would be submitted by the Company to the Stock Exchange and a further announcement in respect of such application, despatch of a circular in respect thereof to Shareholders and the requirements (if any) for approval of Shareholders would be published in compliance with Practice Note 15 of the Listing Rules and any other applicable provisions of the Listing Rules.

The Company is pleased to announce that the Listing Committee of the Stock Exchange has now approved the proposed separate listing of the EOF Business. Further details of the transactions relating to the proposed separate listing of the EOF Business, being principally the Injection and the Placement, are summarized below in this announcement.

The Injection and the Placement described below in this announcement will result in a material dilution of a major subsidiary of the Company for the purposes of the Listing Rules. Accordingly, the approval of Shareholders will be required in respect of the Injection and the Placement in accordance with PN15. Moreover, one or more percentage ratios in respect of the disposal of the Company's interest in the EOF Business resulting from the Injection and the Placement exceeds 5% and, accordingly, the Injection and the Placement constitute a discloseable transaction for the Company for the purposes of Chapter 14 of the Listing Rules.

A Circular setting out further information in relation to the Injection and the Placement and containing, among other things, the letters of advice from the Independent Board Committee and the Independent Financial Adviser and a notice convening a special general meeting of Shareholders to consider and, if thought fit, approve a resolution approving the Injection and the Placement will be despatched to Shareholders on 22 December 2006. The Circular also contains details of a proposed Distribution in Specie of up to 6,525,000 CityAxis Consolidated Shares to be made to the Shareholders in order to satisfy the requirement of PN15 to provide Shareholders with an Assured Entitlement to participate in the separate listing. However, Shareholders should note that the Distribution in Specie is conditional upon completion of the Injection and the Placement described below in this announcement, which is itself conditional upon the satisfaction of a number of conditions precedent and, in the case of the Placement, to market conditions. If the Injection and the Placement are not completed, the proposed Distribution in Specie will not be made.

The special general meeting of Shareholders is convened to be held at 10:30 a.m. on Monday, 8 January 2007.

INTRODUCTION

Reference is made to the Company's announcement dated 24 August 2006. That announcement announced that Indofood, a 51.5% owned subsidiary of the Company, *had entered into a conditional sale and purchase agreement with CityAxis (formerly known as ISG Asia Limited)* relating to the proposed separate listing of Indofood's edible oils and fats business on the SGX-ST Mainboard. The transaction contemplated that the proposed separate listing would be achieved by the reverse takeover of CityAxis, which is currently listed on the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System, and the subsequent transfer of the listing of CityAxis to the SGX-ST Mainboard.

The Company's announcement dated 24 August 2006 stated that the provisions of Practice Note 15 of the Listing Rules would apply to the proposed separate listing of the EOF Business and that the transactions contemplated by the Injection Agreement may also constitute possible notifiable transactions under Chapter 14 of the Listing Rules and may require shareholders' approval. The Company's 24 August 2006 announcement also stated that an application in compliance with Practice Note 15 of the Listing Rules would be submitted by the Company to the Stock Exchange and a further announcement in respect of such application, despatch of a circular in respect thereof to Shareholders and the requirements (if any) for approval of Shareholders would be published in compliance with Practice Note 15 of the Listing Rules and any other applicable provisions of the Listing Rules.

The Company is pleased to announce that the Listing Committee of the Stock Exchange has now approved the proposed separate listing of the EOF Business. Further details of the transactions relating to the proposed separate listing of the EOF Business, being principally the Injection and the Placement, are summarised below in this announcement.

The Injection and the Placement described below in this announcement will result in a material dilution of a major subsidiary of the Company for the purposes of the Listing Rules. Accordingly, the approval of Shareholders will be required in respect of the Injection and the Placement in accordance with PN15. Moreover, one or more percentage ratios in respect of the disposal of the Company's interest in the EOF Business resulting from the Injection and the Placement exceeds 5% and, accordingly, the Injection and the Placement constitute a discloseable transaction for the Company for the purposes of Chapter 14 of the Listing Rules.

In accordance with the requirements of PN15, the Independent Board Committee comprising the Company's Independent Non-Executive Directors has been established to advise the Shareholders whether the Injection and the Placement are fair and reasonable so far as the Shareholders are concerned and whether they are in the interests of the Company and the Shareholders as a whole. Somerley Limited have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Shareholders as to whether the terms of the Injection and the Placement are fair and reasonable so far as the Shareholders are concerned and whether they are in the interests of the Company and the Shareholders as a whole.

A Circular setting out further information in relation to the Injection and the Placement and containing, among other things, the letters of advice from the Independent Board Committee and the Independent Financial Adviser and a notice convening a special general meeting of Shareholders to consider and, if thought fit, approve a resolution approving the Injection and the Placement will be despatched to Shareholders on 22 December 2006. Both the Independent Board Committee and the Independent Financial Adviser have advised that, taking into account the matters specified in the Circular, the Injection and the Placement are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole and the letter from the Independent Board Committee contains a recommendation to the Shareholders to vote in favour of the resolution to be proposed in relation to the Injection and the Placement at the SGM. The special general meeting of Shareholders is convened to be held at 10.30 a.m. on Monday, 8 January 2007.

SIMP AND THE EOF BUSINESS

Indofood holds approximately 83.8% of SIMP. The EOF Business is conducted by SIMP and its subsidiaries.

The simplified shareholding structure of the relevant entities immediately prior to completion of the Injection will be as follows:


The Company
51.5%
Indofood
83.8%
SingCo 1
100%
SingCo 2
90%
SIMP
8.4%
EOF Business

PROPOSED INJECTION AND PLACEMENT

The Injection

As referred to in the Company's announcement dated 24 August 2006, Indofood entered into the Injection Agreement with CityAxis on 23 August 2006. Under the Injection Agreement, Indofood's 90% indirect shareholding interest in SIMP and the EOF Business is proposed to be injected into CityAxis for a consideration of S$392,691,880 to be satisfied by the issue to SingCo 1 (or to such persons as it or Indofood may direct) of the Injection Consideration Shares at an issue price of S$0.03914 for each Injection Consideration Share. To the best of the Directors' knowledge, information and belief, the counterparties to the Injection Agreement, being CityAxis, Yeoh Oi Siong, Alex, and Kampalan CityAxis Sdn. Bhd. (the latter two both being major shareholders of CityAxis prior to the proposed Injection and Placement), and the ultimate beneficial owners of those counterparties are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company. Under the Injection Agreement, the injection of the 90% interest in SIMP and the EOF Business into CityAxis and the issue of the Injection Consideration Shares are inter conditional and the 90% interest in SIMP and the EOF Business will not be transferred to CityAxis unless the Injection Consideration Shares are issued at the same time. The consideration of S$392,691,880 was determined after arms length negotiations, on a willing buyer and willing seller basis, taking into account, *inter alia*, the net asset value, earnings and businesses of the EOF Business.

It is a condition precedent to completion of the Injection that the disposal of the entire existing businesses of CityAxis and its subsidiaries shall have been completed and that CityAxis shall have made a distribution of cash by way of capital reduction and/or dividends so that immediately prior to completion of the Injection the net tangible assets of CityAxis will have been reduced to not less than S$5,000,000. Accordingly, immediately prior to completion of the Injection CityAxis will essentially have become a listed shell.

Immediately on completion of the Injection, CityAxis will become an indirect subsidiary of Indofood, with Indofood controlling approximately 98.7% of CityAxis's then enlarged total number of issued shares. The existing public shareholders of CityAxis will have their interests diluted to approximately 1.3%. The simplified shareholding structure of the relevant entities immediately on completion of the Injection will be as follows:


The Company
51.5%
Indofood
83.8%
SingCo 1
98.7%
CityAxis
100%
SingCo 2
90%
SIMP
8.1%
EOF Business

As SingCo 1 will hold approximately 98.7% of the enlarged total number of issued CityAxis Shares immediately upon completion of the Injection, a change in control of CityAxis will arise as a result. Pursuant to the relevant rules of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "SGX-ST Listing Manual"), the Injection constitutes a "Very Substantial Acquisition" or "Reverse Takeover Transaction" as defined in Chapter 10 of the SGX-ST Listing Manual. Accordingly, the Injection is subject to the approval of CityAxis Shareholders and the SGX-ST pursuant to the SGX-ST Listing Manual. The issue of the Injection Consideration Shares pursuant to the Injection will also require CityAxis Shareholders' approval by way of an ordinary resolution under Section 161 of the Companies Act (Chapter 50 of Singapore) and the SGX-ST Listing Manual. Indofood has undertaken, *inter alia*, to provide and to procure that SingCo 1 provides such moratorium undertaking(s) (including not to dispose of any of the Injection Consideration Shares issued or to be issued to SingCo 1) as may be required under the relevant rules of the SGX-ST Listing Manual.

In conjunction with the Injection, CityAxis has made an application to the SGX-ST for the transfer of its listing from the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System (the "SGX-SESDAQ") to the SGX-ST Mainboard contingent upon the completion of the Injection and the Placement. The transfer of CityAxis's listing to the SGX-ST Mainboard is commensurate with the significantly enhanced market capitalisation and scale of CityAxis's business after the completion of the Injection and the Placement. The Injection Consideration Shares are to be listed on the SGX ST Mainboard.

Under the SGX-ST Listing Manual, the SGX-ST may suspend trading of a listed company if less than 10% of its shares are held in the hands of the public. As SingCo 1 and/or its nominee(s) will hold approximately 98.7% of the enlarged total number of issued CityAxis Shares immediately upon completion of the Injection, trading in the CityAxis Shares will be suspended at that time pending completion of the Placement.

On 8 December 2006, the SGX-ST granted in-principle approval to CityAxis for the Injection, the transfer of the listing of CityAxis to the SGX-ST Mainboard and the listing and quotation of the Injection Consideration Shares and the Placement Shares on the SGX-ST Mainboard subject to a number of conditions, including the approval of CityAxis's Shareholders at the CityAxis EGM.

Completion of the Injection Agreement is conditional upon a number of conditions, which are described in more detail in the Circular, but include:

(a) the approval of CityAxis Shareholders being obtained at the CityAxis EGM for, *inter alia*, the Injection and the Placement;

(b) the approval of the independent shareholders of CityAxis being obtained at the CityAxis EGM for a proposed whitewash resolution pursuant to which the independent shareholders of CityAxis would waive their rights to receive a mandatory takeover offer from Indofood, SingCo 1 and parties acting in concert with them in connection with the issue of the Injection Consideration Shares under the Injection;

(c) the approval of the SGX-ST for the Injection and if such approval is subject to conditions, such conditions being reasonably acceptable to CityAxis and Indofood and/or SingCo 1, and such approval remaining in full force and effect;

(d) the approval in principle of the SGX-ST for the transfer of CityAxis's listing from SGX-SESDAQ to the SGX-ST Mainboard on completion of the Injection and the Placement, and for the listing and quotation of the Injection Consideration Shares, the Placement Shares and the CityAxis Consolidated Shares on the SGX-ST Mainboard (on conditions, if any, reasonably acceptable to Indofood and/or SingCo 1 and CityAxis) having been obtained and such approval remaining in full force and effect;

(e) the SIC having granted Indofood, SingCo 1 and parties acting in concert with them, and such grant remaining in full force and effect, a waiver of their obligation to make a general offer under Rule 14 of the Singapore Code for the CityAxis Shares not owned or controlled by Indofood, SingCo 1 or parties acting in concert with them and from having to comply with the requirements of Rule 14 of the Singapore Code, subject to the passing of the relevant resolution by CityAxis Shareholders and such other conditions that the SIC may impose which are reasonably acceptable to CityAxis and Indofood and/or SingCo 1;

(f) the approval of the shareholders of Indofood in general meeting for or in connection with the Injection having been obtained;

(g) all necessary waivers, consents and/or approvals of the Shareholders in general meeting, the Stock Exchange and/or the Listing Committee of the Stock Exchange having been obtained, to the extent required by and in accordance with the Listing Rules, for the transactions contemplated by the Injection Agreement (including but not limited to the Injection and the Placement);

(h) Indofood and/or SingCo 1 and CityAxis having undertaken and completed their respective due diligence investigations in respect of CityAxis and its subsidiaries and SIMP and the EOF Business (as the case may be) and the results of such due diligence investigations being in the relevant party's reasonable opinion, satisfactory;

(i) all material approvals, consents, licences, permits, waivers and exemptions for the Injection and the transactions contemplated under the Injection Agreement and all such approvals which are material for the carrying on of the business of CityAxis and its subsidiaries immediately after the completion of the Injection being granted by third parties including all authorities (including but not limited to the approval of the Indonesian Investment Coordinating Board (BKPM)) and where such approvals are subject to conditions, such conditions being reasonably acceptable to Indofood, SingCo 1 and/or CityAxis as the case may be, and such approvals remaining in full force and effect.

If any of the conditions precedent is not fulfilled or waived in accordance with the Injection Agreement on or before 31 March 2007 (or such later date as Indofood and/or SingCo 1 and CityAxis may agree in writing), the Injection Agreement shall lapse and the parties thereto will have no claim against the other save as provided in the Injection Agreement.

Completion of the Injection is to take place within seven (7) business days after the last in time of the conditions precedent is satisfied or waived or such other date as CityAxis, Indofood and/or SingCo 1 may agree.

Certain existing major CityAxis Shareholders, being independent third parties of the Company, who own and have an interest in CityAxis Shares representing approximately 37.22% of the total number of issued CityAxis Shares, have undertaken to vote, and procure the voting of all such CityAxis Shares, in favour of the resolutions to be proposed at the CityAxis EGM.

In respect of the condition set out under paragraph (f) above, the Company which has a shareholding interest of approximately 51.5% of the capital of Indofood via its subsidiaries, has undertaken that it will procure its subsidiaries to vote all their shares in Indofood in favour of the resolutions which are to be proposed at the extraordinary general meeting of the shareholders of Indofood to approve the transactions contemplated by the Injection Agreement (including the Injection) if, *inter alia*, it is permitted to do so under the Listing Rules. The extraordinary general meeting of Indofood in connection with the Injection has been convened to be held on 12 December 2006.

In respect of the condition set out under paragraph (g) above, members of the Salim Group, who hold in aggregate approximately 44.26% of the capital of the Company, have undertaken, *inter alia*, to the extent permitted by Listing Rules to vote their respective shares in the Company in favour of the resolution which is to be proposed at the SGM to approve the transactions contemplated by the Injection Agreement (including the Injection and the Placement).

The Placement

On completion of the Injection, SingCo 1 and/or its nominee(s) will own 9,982,000,000 new CityAxis Shares representing approximately 98.7% of the enlarged total number of issued CityAxis Shares, which would not meet the shareholding spread and distribution requirements set out in Rule 210(1) of the SGX-ST Listing Manual. To meet such shareholding spread and distribution requirements, (depending on the number of Placement Shares and assuming the Placement is undertaken at a price of S$0.75 per CityAxis Consolidated Share) at least 12.0% or 15.0% of the total number of issued CityAxis Shares must be held in the hands of at least 1,000 public shareholders in order for CityAxis to maintain its listing status and have such listing on the SGX Mainboard.

Accordingly, the completion of the Injection is conditional upon CityAxis and Indofood being reasonably satisfied that no later than 30 days after completion of the Injection there shall be entered into a placement agreement between CityAxis and placement agent(s) in respect of the Placement, to place such number of new CityAxis Consolidated Shares to investors to, (*inter alia*, meet the shareholding spread and distribution requirements set out in Rule 210(1) of the SGX-ST Listing Manual. Completion of the Placement is intended to take place within one month after the completion of the Injection or such period of time as may be permitted by the SGX-ST. In order to raise funds for the development of the EOF Business, approval of the CityAxis Shareholders at the CityAxis EGM will be sought for a Placement of up to 435,000,000 Placement Shares, representing approximately 30% of the enlarged total number of issued CityAxis Consolidated Shares immediately after completion of the Placement, and it is contemplated that up to that number of Placement Shares may be offered under the Placement, although the final offer size and price of the Placement is subject to market conditions at the relevant time and will only be finalised after completion of the Injection.

A Placement of 435,000,000 Placement Shares representing approximately 30% of the enlarged total number of issued CityAxis Consolidated Shares would result in a reduction of SingCo 1's percentage shareholding in the Company from approximately 98.7% to approximately 69%.

The issue of the new CityAxis Consolidated Shares pursuant to the Placement is subject to CityAxis Shareholders' approval at the CityAxis EGM. It is also proposed that up to 6,525,000 new CityAxis Consolidated Shares will be available for distribution to Shareholders under the Placement by way of the *proposed Distribution in Specie described below.*

On the second SGX-ST market day following the completion of the Injection, trading in the CityAxis Consolidated Shares on the SGX ST will be suspended, which suspension will continue during the period allowed for the Placement. In the case where the Placement is not or is unable to be carried out within the period permitted by the SGX-ST, trading of the CityAxis Shares may continue to be suspended.

It is expected that the Placement Shares, if and when issued, will rank *pari passu* in all respects with the then existing CityAxis Consolidated Shares save for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the Placement Shares. The Placement Shares will not rank for the Value Assurance.

VALUE ASSURANCE

Indofood has undertaken, subject to the terms of the Injection Agreement, that in the event the Placement Price is less than S$0.75 per Placement Share (equivalent to S$0.075 per CityAxis share before the proposed CityAxis share consolidation), it shall procure that SingCo 1 shall, subject to completion of the Injection and completion of the Placement, pay the Entitled CityAxis Shareholders, as soon as practicable after completion of the Placement, a compensation amount in cash for each CityAxis Consolidated Share held by such Entitled CityAxis Shareholders as at the record date for this purpose. The payment required to be made in these circumstances would be the amount equivalent to the difference, if any, between S$0.75 and the Placement Price, subject always to a maximum compensation of S$0.37 per CityAxis Consolidated Share held, which is equivalent to an aggregate maximum amount of S$4,995,000. Only Entitled CityAxis Shareholders will be entitled to the Value Assurance, if any, described above.

On Completion of the Injection and the Placement

On completion of the Injection, and assuming completion of the Placement on the basis described above, the simplified shareholding structure of the relevant entities would be as follows.


The Company
51.5%
Indofood
83.8%
SingCo 1
69%
CityAxis
100%
SingCo 2
90%
SIMP
8.6%
EOF Business

Upon completion of the Injection and the Placement, the Company will continue to be the holding company of all its existing businesses and SIMP will remain an indirect subsidiary of the Company. On completion of the Injection, CityAxis will also become an indirect subsidiary of the Company, the principal business of which will be the EOF Business. Indofood will continue to hold an indirect majority interest in the EOF Business on completion of the Injection and the Placement.

EOF BUSINESS

Background

The EOF Business is one of Indonesia's major vertically-integrated manufacturers of edible oils and fats with a significant market share in the branded cooking oil, as well as the margarine and shortening segments in Indonesia. The EOF Business's operations range from oil palm cultivation and milling to the refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products.

As at 30 June 2006, the EOF Business employs approximately 15,000 permanent full time employees.

2/2

Publication: South China Morning Post **Date:** 22 December 2006

Page: Classified 6 & 7 **Where Published:** Hong Kong

Plantations and CPO Production

The EOF Business has a vast plantation land bank in Indonesia of approximately 1[illegible],000 hectares as at 30 June 2006, of which approximately [illegible] hectares are planted with oil palms and approximately 3,000 hectares with rubber. In addition, the EOF Business administers approximately 25,000 hectares of oil palm plantation land under the "Plasma Programme" in Indonesia as at 30 June 2006.

The Plasma Programme refers to the programme initiated by the government in Indonesia to encourage large oil palm plantation owners, such as SIMP and the EOF Business, to develop their surrounding smallholders' plantations when applying for land rights for oil palm plantations. Once developed, these smallholders' plantations are operated under the supervision of the developer.

[illegible]

Refining of CPO into cooking oil, margarine, shortening and other palm oil derivative products

[illegible]

Manufacture of coconut oil and related products

[illegible]

REASONS FOR, AND BENEFITS OF, THE INJECTION AND THE PLACEMENT

[illegible]

FINANCIAL EFFECTS OF THE INJECTION AND THE PLACEMENT

[illegible]

THE REMAINING BUSINESSES

[illegible]

LISTING RULES IMPLICATIONS OF THE INJECTION AND THE PLACEMENT

[illegible]

ASSURED ENTITLEMENT

[illegible]

RECORD DATE FOR THE DISTRIBUTION IN SPECIE TO BE DETERMINED

[illegible]

DESPATCH OF CIRCULAR

[illegible]

DEFINITIONS

[illegible]

"ADRs"	[illegible]
"ADSs"	[illegible]
"Assured Entitlement"	[illegible]
"Circular"	[illegible]
"CityAsia"	[illegible]
"CityAsia Consolidated Shares"	[illegible]
"CityAsia EGM"	[illegible]
"CityAsia Shareholders"	[illegible]
"CityAsia Shares"	[illegible]
"Company"	First Pacific Company Limited, [illegible]
"controlling shareholder(s)"	[illegible]
"Director(s)"	the director(s) of the Company
"Distribution in Specie"	[illegible]
"Distribution Shares"	[illegible]
"Entitled CityAsia Shareholders"	[illegible]
"EOF Business"	[illegible]
"EOF Group"	[illegible]
"First Half Year 2006"	[illegible]
"FY 2005"	[illegible]
"Group"	[illegible]
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IDR"	Indonesian Rupiah, the lawful currency of Indonesia
"Independent Board Committee"	[illegible]
"Independent Financial Adviser"	[illegible]
"Indofood"	[illegible]
"Injection"	[illegible]
"Injection Agreement"	[illegible]
"Injection Consideration Shares"	[illegible]
"Level Up!"	[illegible]
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Metro Pacific"	[illegible]
"MPIC"	[illegible]
"Non-Qualifying Shareholder(s)"	[illegible]
"Philippines"	the Republic of the Philippines
"Placement"	[illegible]
"Placement Price"	[illegible]
"Placement Shares"	[illegible]
"PLDT"	[illegible]
"PN15"	Practice Note 15 of the Listing Rules
"PRC"	the People's Republic of China
"Qualifying Shareholders"	[illegible]
"S$"	Singapore dollars, the lawful currency of Singapore
"Salim Group"	[illegible]
"SGM"	[illegible]
"SGX-ST Mainboard"	Mainboard of the SGX-ST
"Shareholders"	shareholders of the Company
"Shares"	[illegible]
"SIC"	Securities Industry Council of Singapore
"SIMP"	[illegible]
"Singapore"	The Republic of Singapore
"Singapore Code"	[illegible]
"SingCo 1"	[illegible]
"SingCo 2"	[illegible]
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"UK"	the United Kingdom
"US"	[illegible]
"US Person"	[illegible]
"US$"	United States dollars, the lawful currency of the US
"Value Assurance"	the compensation in cash to be paid by SingCo 1 to Entitled CityAsia Shareholders [illegible] described in the Circular
"Value Assurance Entitlement Date"	the books closure date to be determined by the board of directors of CityAsia to determine CityAsia Shareholders eligible for payment (if any) under the Value Assurance
"%"	per cent.

Note: [illegible]

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 21 December 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W. C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-Executive Directors*

FPC Exemption No. (82-836)

Publication: South China Morning Post **Date:** 22 December 2006
Page: Classified 1 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN (the "Notice") that a special general meeting (the "Meeting") of First Pacific Company Limited (the "Company") will be held on Monday, 8th January 2007 at 10:30 a.m. at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong for the purpose of considering and, if thought fit, passing (with or without amendments) the following as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(a) the Injection and the Placement be and is hereby approved; and

(b) the board of directors of the Company be and is hereby authorised on behalf of the Company to approve and implement the Injection and the Placement and all incidental matters and to take all actions in connection therewith or arising therefrom relating to the Injection and the Placement as they shall think fit.

For this purpose:

(i) "Injection" means the separate listing of the shares in CityAxis Holdings Limited (formerly known as ISG Asia Limited) ("CityAxis"), on the Mainboard of the Singapore Exchange Securities Trading Limited by means of a reverse takeover of CityAxis through the transfer to CityAxis or its subsidiaries of a 90% indirect shareholding interest in PT Salim Ivomas Pratama held by PT Indofood Sukses Makmur Tbk and its subsidiaries in consideration of the issue of new shares by CityAxis; and

(ii) "Placement" means the proposed issue of new shares in CityAxis upon completion of the Injection for the purposes of meeting the shareholding spread and distribution requirements of the Singapore Exchange Securities Trading Limited and to raise funds for the enlarged CityAxis group;

in each case, as more particularly described in the Company's shareholders' circular dated 22nd December 2006, subject to any variations or changes which are considered by the Company's directors to be necessary or desirable and in the best interests of the Company and its shareholders as a whole."

By order of the Board of
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 22nd December 2006

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place, Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the Meeting may appoint one or more than one proxies to attend and to vote in his stead. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share of the Company as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

4. Whether or not you propose to attend the Meeting in person, you are strongly urged to complete and return the form of proxy in accordance with the instructions printed thereon. Completion and return of the form of proxy will not preclude you from attending the Meeting and voting in person if you so wish. In the event that you attend the Meeting after having lodged the form of proxy, it will be deemed to have been revoked.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*